Ilan Katz Partner ilan.katz@dentons.com D +1 212-632-5556	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

August 3, 2023

Anuja A. Majmudar

Kevin Dougherty

Steve Lo

Shannon Buskirk

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

100 F Street, N.E.
Washington, DC 20549-3010

Re:	Aurora Technology Acquisition Corp.
Registration Statement on Form S-4
Filed May 12, 2023
File No. 333-271890

Ladies and Gentlemen:

By your letter dated June 8, 2023 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Registration Statement on Form S-4, filed electronically via the EDGAR system on May 12, 2023 (the “Registration Statement”) by our client, Aurora Technology Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, ATAK Merger Sub Corp., a subsidiary of the Company (“ATAK Merger Sub”), and DIH Holding US, Inc. (“DIH”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) electronically via the EDGAR system. The changes made in Amendment No. 1 reflect the responses of the Company or DIH, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of Amendment No. 1 marked to show the changes made to the Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or DIH thereto, as applicable, and references in the responses to page numbers are to the marked version of Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff.

Summary of the Proxy Statement/Prospectus

Organizational Structure, page 7

1.	Please include a diagram depicting the organizational structure of New DIH and its subsidiaries immediately after the consummation of the business combination and include the ownership interests held by the existing DIH equity holders, ATAK public shareholders, Maxim (pursuant to the success fee), the sponsor and any affiliates.

Response: The Company has revised page 7 of Amendment No. 1 to include diagrams depicting the organizational structure of New DIH and its subsidiaries immediately after the consummation of the business combination and two separate diagrams showing ownership interests to be held by the existing DIH equity holders, ATAK public shareholders, Maxim and ATAC Sponsor, LLC (the “Sponsor”) and any affiliates in the no redemptions and maximum redemptions scenarios.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

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Sponsor Support Agreement, page 8

2.	We note that the Sponsor and certain members and affiliates of the Sponsor entered into the sponsor support agreement pursuant to which the sponsor parties agreed to, among other things, waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company notes that as disclosed in the Registration Statement and pursuant to the ATAK Articles of Association in effect prior to the Business Combination only public shares are eligible for redemption, and each of the Sponsor and the directors of ATAK prior to the Business Combination agreed to waive redemption rights with respect to any public shares of ATAK acquired by them prior to the Business Combination (if any) in partial consideration of receiving shares of ATAK Class B ordinary shares.

Interests of Certain Persons in the Business Combination, page 15

3.	We note your disclosure that the Sponsor and ATAK’s officers and directors will lose their entire investment in ATAK and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses if an initial business combination is not consummated by August 9, 2023. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and ATAK’s officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and ATAK’s officers and directors are awaiting reimbursement.

Response: The Staff’s comment is noted. The Company has revised the disclosure on pages 16, 26, 64 and 105 of Amendment No. 1 to include this additional detail.

4.	You disclose that from February 2023 to May 2023, ATAK issued unsecured promissory notes to the Sponsor, with an aggregate principal amount equal to $830,000 for the purpose of making extension payments and providing ATAK with additional working capital. However, on page 106, you disclose that ATAK issued notes equal to $1,235,000. Please revise your disclosure to address this discrepancy.

Response: We have revised the aggregate principal amount disclosed on pages 16, 26, 64 and 105 of Amendment No. 1 to address the Staff’s comment.

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Certain Other Interests in the Business Combination, page 16

5.	We note that Maxim Group LLC was an underwriter for the initial public offering of the SPAC and it is advising on the business combination transaction with the target company. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Maxim or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC’s initial public offering.

Response: We note the Staff’s question. We have not received any notice or any other indication, from Maxim or any other firm engaged in connection with the initial public offering, that such party will cease involvement in the proposed business combination.

Questions and Answers about the Proposals

Q. What happens if a substantial number of the Public Shareholders vote in favor of the Business

Combination Proposal...?, page 23

6.	Your disclosure in footnote 9 indicates that the additional dilution sources includes the payment of the extension amendment redemptions. Please clarify whether this encompasses all transaction expenses. In this regard, we note you disclose on page 73 that you expect the aggregate transaction expenses are expected to be approximately $24.1 million and that the “the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay the transaction expenses.”

Response: We note the Staff’s comment and respectfully advise the Staff that this encompasses all estimated transaction expenses.

Risk Factors

Risks Related to ATAK, the Business Combination and New DIH

Notwithstanding the foregoing, these provisions of the ATAK Warrant Agreement do not apply to suits brought to enforce any liability or duty, page 71

7.	We note your disclosure that the ATAK Warrant Agreement provides that any action, proceeding or claim against ATAK arising out of or relating in any way to the ATAK Warrant Agreement, “including under the Securities Act,” will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Please revise your prospectus disclosure consistent with that provided in the Warrant Agreement as filed in Exhibit 4.6, which provides in Section 9.3 that “the federal district courts of the United States of America” shall be the exclusive form for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

Response: We note the Staff’s comment. The Company has revised the disclosure related to the ATAK Warrant Agreement, in particular related to choice-of-forum for claims arising out of or relating to the ATAK Warrant Agreement under the Securities Act, on page 71 of Amendment No. 1.

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The provision of the Proposed Certificate of Incorporation to be in effect following the Business

Combination requiring exclusive venue..., page 77

8.	With respect to your disclosure regarding the federal district courts of the United States serving “the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of the Company’s securities, asserting a cause of action arising under the Securities Act,” consistent with Section 7.8 of your proposed Amended and Restated Certificate of Incorporation revise your disclosure here and on pages 117 and 215 to clarify that the federal district courts of the United States of America will be “the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.”

Response: We note the Staff’s comment. The Company has revised the disclosure related to the forum for claims arising out of or relating to an offering of the Company’s securities under the Securities Act, on pages 77, 117 and 216 of Amendment No. 1.

Related Agreements

Amended and Restated Registration Rights Agreement and Lock-Up Agreement, page 96

9.	We note that you will enter into an amended and restated registration rights agreement which will require New DIH to register the resale under the Securities Act certain securities of New DIH that are held by the parties to the agreement. Please revise to disclose the amount of shares of Class A Common Stock which will be subject to this registration rights agreement.

Response: We note the Staff’s comment. The Company has revised the disclosure on page 96 to disclose the maximum number of shares that may be subject to this agreement. Please note that the parties are still determining which shares may be subject to a lock-up and who will be continuing affiliates. As such, we have left the numbers blank for Amendment No. 1.

Background of the Business Combination, page 97

10.	You disclose that on December 10, 2022, DIH and ATAK executed a letter of intent and the parties proceeded to complete due diligence and to negotiate the terms of the Business Combination Agreement until it was executed on February 26, 2023. However, you have not provided any details regarding the terms negotiated by the parties. Please expand your disclosure to include a detailed description of the negotiations from the letters of intent and surrounding the material terms of the Business Combination Agreement, including quantitative information where applicable. Also identify the representatives or members of management who participated in the negotiations and when those meetings and discussions took place. Your revised disclosure should ensure that investors are able to understand how the terms of the letter of intent evolved during negotiations.

Response: We note the Staff’s question and additional disclosure has been added regarding to negotiations from the letters of intent and surrounding the material terms of the Business Combination Agreement on pages 98 and 99 of Amendment No. 1.

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11.	We note that between July and October 2022, ATAK submitted a non-binding letter of intent. Please revise your disclosure to summarize the terms of this offer including the initial valuation attributed to the transaction and any analyses that were utilized to determine such valuation.

Response: We note the Staff’s comment. The Company has revised the disclosure related to the non-binding letter of intent on page 98 of Amendment No. 1.

12.	We note that Maxim introduced ATAK to DIH on July 6, 2022. Please disclose how ATAK’s board considered any related conflict of interest in negotiating and recommending the business combination and include risk factor disclosure highlighting the potential conflicts of interests involving Maxim due to its roles as underwriter for ATAK’s initial public offering and advisor to DIH. In this regard, we note your disclosure on page 108 indicating that in addition to the $7.1 million deferred underwriting fees Maxim will receive from ATAK in connection with the business combination, it will also be entitled to a success fee of $8.0 million from DIH.

Response: We note the Staff’s comment and additional disclosure has been added regarding the ATAK’s board consideration of the potential conflict of interest.

Opinion of ATAK’s Company’s Financial Advisor

Comparable Public Company Analysis, page 100

13.	You disclose that the EV / 2023E Revenue multiples of such comparable public companies were approximately 5.1x, and this multiple was multiplied by the “2023E pro forma sales of DIH” to obtain an Enterprise value, and that the “Net Debt” was then removed from Enterprise Value to obtain an Implied Equity Value using this analysis of$284.1M. Please disclose the financial projections and related assumptions used in this analysis, such “2023E pro forma sales of DIH” and the “net debt” of DIH.

Response: We note the Staff’s comment and additional disclosure has been added regarding the financial projections and related assumptions used beginning on page 100 of Amendment No. 1.

Discounted Cash Flow Analysis, page 102

14.	We note your disclosure that Newbridge reviewed a financial model of DIH with historical numbers and future financial projections (including potential revenue growth, EBITDA and net income / cash flow margins) provided by DIH’s management team, and that Newbridge performed a DCF Analysis of the estimated future unlevered free cashflows attributable to DIH for the fiscal years of 2023 through 2032 in reliance on such DIH management projections. Please disclose the DIH management projections and related assumptions that were shared with Newbridge and that underlie the DCF analysis. Additionally, considering the term of the projections provided by DIH management to Newbridge, please explain the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. It should be clear from your disclosure how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates are reasonable. Further clarify what consideration the ATAK Board gave to the speculative nature of the discounted cash flow analysis through 2032 and the projections through the same extended period. Refer to Item 1015(b)(6) of Regulation M-A, as contemplated by Part I, Item 4(b) of Form S-4.

Response: We note the Staff’s comment and additional disclosure has been added regarding the projected cash flows used in the DCF Analysis on page 102 of Amendment No. 1.

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Fees and Expenses, page 103

15.	We note that $100,000 of the Newbridge fee is payable upon the consummation of the Business Combination. Revise to clarify whether that portion of the fees is conditioned on the completion of the transaction.

Response: We note the Staff’s comment. The Company has revised the disclosure related to Newbridge’s fees on page 103 of Amendment No. 1.

The ATAK Board’s Reasons for the Approval of the Business Combination, page 103

16.	You disclose before reaching its decision, the ATAK Board reviewed the results of the due diligence conducted by ATAK’s management and advisors, including the reviews of certain projections provided by DIH. Please disclose any DIH projections and related assumptions that the Board considered in making its decision. Please also disclose how the DIH projections considered by the ATAK Board compare with the financial model of DIH with financial projections relied upon by Newbridge in performing its DCF analysis.

Response: We note the Staff’s comment. ATAK’s Board chiefly considered Newbridge’s DCF analysis and the financial projections relied upon by Newbridge in performing its DCF analysis. We direct the Staff to the Company’s disclosure related to the Newbridge beginning on Page 99.

Certain Material United States Federal Income Tax Considerations, page 127

17.	We note your disclosure that the Domestication should qualify as an F Reorganization within the meaning of Section 368(a)(1)(F) of the Code. Your disclosure further indicates that if the Domestication qualifies as an F Reorganization, U.S. Holders of your securities should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except in certain circumstances pursuant to Section 367(b) of the Code. As a result, it appears that the tax consequences are material to shareholders. Please revise your disclosures to identify tax counsel and file a related opinion or provide us an analysis explaining why it is not necessary to do so. See Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin 19 (Oct. 14, 2011).

Response: We note the Staff’s comment. Tax counsel is being provided by Dentons US, LLP. The opinion will be provided as Exhibit 8.1 to a subsequent amendment to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 140

18.	You disclose under the bullet “Assuming Maximum Redemptions” that there is no minimum net tangibles assets required upon consummation of the merger. We note that in your Amended and Restated Articles of Association filed as Exhibit 3.1, you disclose in section 37.5(c) that in no event will the Company redeem its public shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 upon consummation of a business combination. Please reconcile your disclosure here with that provided in your Articles of Association.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that on July 27, 2023 ATAK held an extraordinary general meeting and voted to, among other things, approve an amendment to its Amended and Restated Articles of Association to remove the net tangible assets provisions from its Amended and Restated Articles of Association.

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Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 146

19.	We note DIH has not historically operated as a standalone business and has functioned as part of the business of DIH Technology Ltd, or Parent. In addition, DIH’s historical combined financial statements have been prepared on a “carve-out basis.” Please tell us how you considered the autonomous entity adjustments pursuant to Rule 11-02(a)(6)(ii) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment. The Company considered Rule 11-02(a)(6)(ii) and other factors and believes that the total costs attributed to DIH’s historical combined financial statements represent the total costs necessary to reflect DIH’s operations and financial position as an autonomous entity given the uniqueness of DIH’s organizational structure as described below.

Rule 11-02(a)(6)(ii) of Regulation S-X requires autonomous entity adjustments if the condition in Rule 210.11-01(a)(7) of Regulation S-X is met. Rule 11-01(a)(7) of Regulation S-X states the following: § 210.11-01 Presentation requirements. (a) Pro forma financial information must be filed when any of the following conditions exist: (7) The registrant previously was a part of another entity and such presentation is necessary to reflect operations and financial position of the registrant as an autonomous entity.

The Company also considered the Staff’s views regarding autonomous entity adjustments discussed at the 2021 AICPA & CIMA Conference on Current SEC and PCAOB Developments, where Craig Olinger, senior advisor to the Division chief accountant, noted that changes to a spinnee’s cost structure that are supported by a contractual arrangement may be considered autonomous entity adjustments. By contrast, Mr. Olinger noted changes in spinnee costs that are not supported by contractual arrangements generally do not represent autonomous entity adjustments.

As background, DIH’s historical combined financial statements reflect the results of certain DIH Technology Ltd. legal entities subject to the business combination, as explicitly stated in the Merger Agreement. These legal entities include DIH Holding US, Hocoma AG (“Hocoma”) and MotekForce Link BV (“Motek”) and their respective subsidiaries.

The majority of DIH’s historical assets, liabilities and operations reside within Hocoma and Motek, both of which have historically existed and operated as standalone businesses of the Parent. DIH Holding US historically existed as a consolidated company of the Parent and functioned as a holding company for commercial entities responsible for the sale and distribution of DIH’s products and services. Prior to the consummation of the business combination, the ownership in both Hocoma and Motek will be distributed to DIH Holding US as described in the Merger Agreement. Refer to page 7 of Amendment No. 1 for diagrams depicting the organizational structure of New DIH and its subsidiaries immediately after the consummation of the business combination.

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While the legal form of the transaction is a “carve out” from the Parent, the substance of the transaction is the combination of separate legal entities (DIH Holding US, Hocoma, and Motek) for purposes of the historical combined financial statements of subsidiaries of the Parent. All such subsidiaries were standalone entities for which complete financial statements were available for combination purposes.

Furthermore, the Company notes that while the DIH businesses have historically functioned together with the other businesses controlled by the Parent, DIH’s businesses are largely isolated and are not dependent on shared corporate or other support functions. The Parent does not have significant corporate or operational activity and does not have shared services that it provides to its subsidiaries. The Company considered allocations from the Parent and its subsidiaries, but they are insignificant because of the organizational structure such that DIH’s combined financial statements are comprised of legal entities that had complete standalone financial statements available.

The Company also considered if there are any contractual arrangements necessary to effect the business combination that would require pro forma adjustments to reflect the operations and financial position of DIH as an autonomous entity. Currently there are no such contractual arrangements in place. The Company will continue to monitor if any additional agreements are determined necessary to effect the business combination in order to completely and accurately identify any substantial autonomous entity pro forma adjustments.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 147

20.	Please revise adjustment d) to clearly show each adjusted amount to the pro forma condensed combined balance sheet on page 144. Refer to Rule 11-02(a)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in Note 3 adjustment c) on page 148 of Amendment No. 1.

21.	We note adjustment l) represents the reclassification of the parent’s net investment in DIH into DIH’s common stock, no par value per share. Please revise the disclosure describing the nature of adjustment l) to show how each adjustment amount presented on page 144 was derived.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in Note 3 adjustment k) on page 149 of Amendment No. 1.

Information about ATAK, page 149

22.	Revise your disclosure to state the amount in the trust account as of the most recent practicable date. In this regard, we note that you disclose here that there is approximately $58.3 million in the trust account. However, on page 21 you disclose that approximately $59.1 million remains in the trust account as of April 30, 2023.

Response: We have revised the amount in the trust account disclosed on pages 21 and 150 to address the Staff’s question.

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Business of DIH

Our Strategy, page 164

23.	You disclose that the global rehabilitation care market is estimated to be over $100 billion and is extremely reliant upon manual therapies, with therapists’ payroll costing more than$50 billion. You further disclose that such “a manually dominant approach results in unproven and non-desirable outcomes” due to a lack of intensity, integration, standardization and optimization throughout the weeks or months of long intervention processes. Please revise to disclose the source of your estimation of the global rehabilitation market, and provide support for your statement that “a manually dominant approach results in unproven and non-desirable outcomes” or revise to characterize as your belief and disclose the basis for your belief. In this regard, we note that you have a risk factor on page 47 that discloses that the health benefits of your products have not yet been substantiated by long-term large randomized clinical data.

Response: The Staff’s comment is noted and the referenced disclosure has been revised on page 165 to disclose the source for the estimate as well as its reasons for the statements regarding the benefits of the machines versus the in-person therapy.

Intellectual Property, page 178

24.	You disclose that you have 20 active patent families and patents, including 18 registered patents in the US and that you believe “protecting [y]our intellectual property is crucial to[y]our business.” If patent protection is a material aspect of your business, please disclose whether these patent or pending patent applications are owned or licensed, the type of patent protection, the expiration dates, and applicable jurisdictions, as well as the core patent families such patent and/or patent applications relate for any such material patent and whether there are any contested proceedings or third-party claims. See Item 101(h)(4)(vii) of Regulation S-K.

Response: We note the Staff’s comment and the additional disclosure has been added on page 179 to describe where patent protection has been sought and obtained as well as the range of dates for patent coverage. We respectfully request that this summary narrative description be used in lieu of the detailed chart that would otherwise be required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DIH

Supply Chain and Inflation, page 182

25.	We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that while DIH has faced disruptions in its supply chain in the past these disruptions have had no significant impact on DIH’s outlook or business goals or its operating results, including sales, profits and/or liquidity, up to this point. As a result, DIH has not implemented any mitigation efforts to date. In response to the Staff’s comment, the Company has included additional information on page 183 of Amendment No. 1 regarding the potential impact to DIH’s business of possible mitigation measures it may consider in the future to address supply chain challenges and the associated potential risks that may arise from such efforts. The Company has also added disclosure to clarify that DIH has not been materially affected by previous supply chain disruptions and that it cannot predict the potential impact of future challenges.

26.	Please further discuss how supply chain disruptions have and are expected to materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to the response to SEC comment 25. The Company notes it has added additional disclosure to clarify that DIH has not been materially affected by previous supply chain disruptions and that it cannot predict the potential impact of future challenges.

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Results of Operations

Comparison of the Years Ended March 31, 2022 and 2021

Revenue, page 188

27.	We note from your disclosure that you have direct sales in the United States, Germany, Switzerland and Netherlands. Please revise your discussion of revenues for annual and interim periods to quantify how the changes in foreign exchange rates impact the revenues. In addition, quantify and describe the extent to the increase of revenue was attributable to changes in prices or to changes in the volume of the devices you sold.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the DIH MD&A included in Amendment No. 1 to quantify how the changes in foreign exchange rates and volume impact the revenues. The Staff is supplementally advised that no appreciable increase in revenue in comparison of the years ended March 31, 2023 and 2022 was attributable to changes in prices; the increase in revenue was primarily due to volume, partially offset by unfavorable foreign exchange impacts. The Company will continue to monitor for material changes in revenue attributable to changes in prices and will include discussion, to the extent applicable, as to which changes are due to the driver within the respective comparative period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DIH

Liquidity and Capital Resources, page 189

28.	Please file copies of the lines of credit and long-term debt and amendments that are currently in place as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. In addition, please expand your disclosure here to describe the material terms of the agreements.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 189 of Amendment No. 1 to describe the material terms of the lines of credit and long-term debt and amendments that are currently in place. The Company does not believe these agreements are required to be filed as they were entered into more than two years prior to this filing. Moreover, the agreements would need to be translated for purposes of filing which would result in undue cost and delay.

Cash Flows

Net Cash Provided by / (Used in) Operating Activities, page 190

29.	Your discussion of net cash flows used in operating activities merely describes the items identified on the face of the statement of cash flows. Please revise your discussion of operating cash flow to address material changes in the underlying driver. Refer to SEC Release No. 33-8350 for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 191 of Amendment No. 1.

Executive and Director Compensation, page 197

30.	Please revise to disclose the compensation items tabulated in the “All Other Compensation” column. See Item 402(n)(2)(ix) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the compensation included in All Other Compensation was actually a bonus paid in the fiscal year ended March 31, 2023 although it related to performance in the prior fiscal year. As such, it has been removed from the summary compensation table on page 198.

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Notes to Interim Condensed Combined Financial Statements, page F-34

31.	We note DIH acquired the SafeGait 360 and SafeGait Active smart mobility trainer systems from Gorbel in October 2022. We also note you accounted the acquisition as an asset acquisition. Please tell us the purchase amount of acquisition; and to the extent it is material, disclose the purchase amount of the acquisition and describe the related accounting policy to support your accounting as an asset acquisition.

Response: The Company acknowledges the Staff’s comment and advises the Staff that DIH acquired the SafeGait 360 and SafeGait Active mobility trainer systems from Gorbel for approximately $0.8 million.

In response to the Staff’s comment, the Company has disclosed the purchase amount of the acquisition along with the related accounting policy in Note 2 on page F-66 of Amendment No. 1.

Notes to Combined Financial Statements, page F-51

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32.	We note from the disclosure on page 42 that DIH’s historical combined financial statements have been prepared on a carve-out basis. Please expand your footnotes to the interim and annual financial statements to describe certain expenses, if any, incurred on DIH’s behalf by its parent or affiliates, and the allocation methods used along with management’s assertion that the method of allocation is reasonable. Refer to SAB Topic 1B.1.

Response: The Company acknowledges the Staff’s comment and understands the importance of allocations, related estimates and methodology that are involved in the preparation of a set of financial statements prepared on a carve-out basis. The Company considered allocations from the Parent and its subsidiaries, but they are insignificant because DIH’s businesses are largely isolated and not dependent on corporate or other support services. In response to the Staff’s comment, the Company has revised the disclosure on page F-57 of Amendment No. 1 and clarified the related uniqueness of DIH’s organizational structure.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page F-52

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33.	Expand your disclosure to clarify the entities included in the Combined Financial Statements. The common control relationship of the Company and DIH Hong Kong is currently disclosed; however, it is unclear whether these entities and their subsidiaries are combined in the presentation of the financial statements or if other entities are also included.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of Amendment No. 1 to clarify the entities included in the Combined Financial Statements. The Company advises the Staff that the Combined Financial Statements include the following entities subject to the business combination, as explicitly stated in the Merger Agreement: DIH Holding US, Hocoma AG (“Hocoma”), and MotekForce Link BV (“Motek”). The Company notes that substantially all of DIH Hong Kong (namely the entities pertaining to Hocoma and Motek) is included in the Combined Financial Statements. DIH China, which is relatively immaterial to DIH Hong Kong, is not included in the Combined Financial Statements. For more information on the organizational structure of New DIH and its subsidiaries immediately after the consummation of the business combination, please refer to the diagrams included on page 7 of Amendment No. 1 in response to SEC comment 1.

The Company understands and acknowledges the importance of providing complete financial statements to investors. Therefore, the Company went through a comprehensive analysis to determine the entities to be included in the Combined Financial Statements. The following factors were considered in this assessment:

●	As per the terms of the Merger Agreement, the reorganization whereby ownership in both Hocoma and Motek will be distributed to DIH Holding US is a condition to the business combination. Thus, the Combined Financial Statements reflect the businesses being merged with as stated in the Merger Agreement and follows the legal entity approach.

●	DIH China primarily operates as an arms-length distributor for Hocoma and Motek products and other unrelated products and as a smart pharmacy solutions business. However, the focus of the business combination is the rehabilitation business, which is unrelated to DIH China’s core business.

●	The Combined Financial Statements include approximately 94% of the Parent’s total consolidated revenue and 96% of its total operating expenses for the most recent fiscal year. The Company believes the Combined Financial Statements will provide investors a comprehensive view of the operational history of the entities under the Parent considering the scope of the Merger Agreement.

●	The track record of management for DIH China would not be relevant to investors because DIH China is managed independently by a China management team under a separate board of directors. Additionally, DIH China has a distinct infrastructure and operates on a separate enterprise resource planning (“ERP”) system, ensuring the separation of financial data and operations from DIH.

By taking these factors into account, the Company aims to present transparent and reliable Combined Financial Statements that provide a comprehensive understanding of the relevant entities involved in the business combination.

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13. Income Taxes, page F-72

34.	Considering DIH has historically existed and functioned as part of the business of DIH Technology Ltd, or the Parent and DIH’s historical combined financial statements have been prepared ono a carve-out basis, please disclose whether you calculated the tax provision on the separate return basis. To the extent it is not on the separate return basis, disclose the allocation method and why you believe your allocation method is appropriate. Refer to SAB Topic 1B.1.

Response: In response to the Staff’s comment, the Company has revised Note 14 on page F-80 of Amendment No. 1 to disclose that the tax provision has been reflected on a separate return basis.

General

35.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Sponsor, is not, is not controlled by, and does not have any substantial ties with, a non-U.S. person. Furthermore, we are of the view that insofar as the Sponsor is not, is not controlled by, and does not have any substantial ties with, a non-U.S. person, the risks referred to in the Staff’s comment do not represent material risks to the Company or its shareholders, and as a result, no additional risk disclosure needs to be added to the definitive proxy materials.

Further, the Company acknowledges the Staff’s comment and respectfully advises the Staff that DIH, is not, and is not controlled by, a non-U.S. person. As set forth in the Registration Statement, at the closing of the transaction, DIH will have subsidiaries operating in the Netherlands and Switzerland. Although the term “substantial ties” is not defined, based on the nature of the question, it appears the term “substantial ties” chiefly relates to potential ownership or control of DIH, rather than traditional commercial relationships between a registrant and the registrant’s subsidiaries. Based on this understanding, we are of the view that insofar as DIH is not, is not controlled by, and does not have any substantial ties with, a non-U.S. person, other than traditional commercial relationships between an entity and the entity’s subsidiaries, the risks referred to in the Staff’s comment do not represent material risks to the Company or its shareholders, and as a result, no additional risk disclosure needs to be added to the Registration Statement.

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United States Securities and Exchange Commission August 3, 2023 Page 15	dentons.com

If you have any questions, or if we may be of any assistance, please do not hesitate to contact Ilan Katz at (212) 632 5556 or ilan.katz@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Ilan Katz
Ilan Katz
Partner

cc:	Grant Levine
Dentons US LLP

cc:	Zachary Wang, Chief Executive Officer and Chairman
Aurora Technology Acquisition Corp.

Cc:	Mitchell S. Nussbaum, Esq.
Joan S. Guilfoyle, Esq.
Loeb & Loeb LLP